

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2021

Robert E. Dudley, Ph.D.
Chief Executive Officer
Clarus Therapeutics Holdings, Inc.
555 Skokie Boulevard, Suite 340
Northbrook, Illinois 60062

      Re: Clarus Therapeutics Holdings, Inc.
            Draft Registration Statement on Form S-1
            Submitted November 1, 2021
            CIK No. 0001817944

Dear Dr. Dudley:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Michael Davis at 202-551-4385 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Marianne Sarrazin, Esq.